UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1−U

CURRENT REPORT
PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

Date of report (Date of earliest event reported): March 5, 2024 (March 1, 2024)

BAKER GLOBAL ASSET MANAGEMENT INC.

(Exact name of issuer as specified in its charter)

Commission File Number: 024-12228

New York

(State or other jurisdiction of incorporation or organization)

11-2432960

(I.R.S. Employer Identification No.)

750 Veterans Memorial Highway, Suite 210

Hauppauge, NY 11788

(Full mailing address of principal executive offices)

(516) 931-1090
(Issuer’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

ITEM 9. OTHER EVENTS

On March 1, 2024, the common stock of Baker Global Asset Management Inc. became eligible for quotation and to begin trading under the ticker symbol BAKR on the OTCQB Venture Market of the OTC Markets Group Inc.

SIGNATURES

Pursuant to the requirements of Regulation A, the Issuer duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BAKER GLOBAL ASSET MANAGEMENT INC.

By:	/s/ William Thomas Baker
William Thomas Baker
Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following person on behalf of the Issuer and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ William Thomas Baker	CEO, President and Chief Financial Officer	March 5, 2024
William Thomas Baker	(principal executive officer and principal financial and accounting officer)

2